Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered total sales of 2,43,024 units in Q2 FY24

• Total CV Sales of 1,04,085 units, +4% YoY
• Total PV Sales of 1,38,939 units, -3% YoY

Mumbai, October 2, 2023: Tata Motors Limited sales in the domestic & international market for Q2 FY 2023-24 stood at 2,43,024 vehicles, compared to 2,43,387 units during Q2 FY 2022-23.

Domestic Sales Performance:

Category	Sep’23	Sep’22	% Change	Q2 FY24	Q2 FY23	% Change
Total Domestic Sales	82,023	80,633	2%	2,37,128	2,36,090	0%

Commercial Vehicles:

Category	Sep’23	Sep’22	% Change	Q2 FY24	Q2 FY23	% Change
HCV Trucks	12,867	8,889	45%	30,369	24,227	25%
ILMCV Trucks	6,377	6,238	2%	16,483	16,730	-1%
Passenger Carriers	3,344	2,287	46%	10,622	8,040	32%
SCV cargo and pickup	14,626	15,565	-6%	41,704	44,768	-7%
Total CV Domestic	37,214	32,979	13%	99,178	93,765	6%
CV IB	1,850	1,911	-3%	4,907	6,771	-28%
Total CV	39,064	34,890	12%	1,04,085	1,00,536	4%

MH&ICV including trucks and buses: Domestic sales of MH&ICV in Sep 2023, was 18,577 units vs 14,062 units in Sep 2022; In Q2 FY24 it was 45,174 units, compared to 38,143 units in Q2 FY23. Domestic & International sales for MH&ICV in Sep 2023, was 19,199 units vs 4,736 units in Sep 2022; while in Q2 FY24 it stood at 46,845 units, vs 40,556 units in Q2 FY23.

Mr. Girish Wagh, Executive Director, Tata Motors Ltd. said, “Tata Motors Commercial Vehicles domestic sales stood at 99,178 in Q2 FY24, 6% higher than Q2 FY23. Our upgraded BS6 phase II product range continues to see good traction as our customers experience benefits of lower total cost of ownership, efficient powertrains, and enhanced value-additions. M&HCV segment saw a strong growth of 24% over Q2 of FY23, fuelled by continued government infrastructure push, robust replacement demand, and growth in core sectors, along with sustained growth from the e-commerce sector. We have scaled up our electric bus manufacturing to service orders won from various STUs under CESL’s Grand Challenge. Looking ahead, continuing infrastructure thrust by the Government and improving consumption auger well for the CV industry, while rural demand remains to be a key monitorable, as monsoon has been below average.”

Passenger Vehicles:

Category	Sep’23	Sep’22	% Change	Q2 FY24	Q2 FY23	% Change
Total PV Domestic (includes EV)	44,809	47,654	-6%	1,37,950	1,42,325	-2.7%
PV IB	508	210	142%	989	526	88%
Total PV (includes EV)	45,317	47,864	-5%	1,38,939	1,42,851	-3%
EV (IB+Domestic)	6,050	3,864	57%	18,615	12,041	55%

Includes sales of Tata Motors Passenger Vehicles Limited and Tata Passenger Electric Mobility Limited.

Mr. Shailesh Chandra, Managing Director, Tata Motors Passenger Vehicles Ltd. and Tata Passenger Electric Mobility Ltd. said, “Passenger vehicle sales remained strong in Q2 FY24 driven by new launches and pre-festive offtakes. Tata Motors posted quarterly sales of 1,38,939 cars and SUVs in Q2 FY24, ~2.7% below our highest ever quarter, Q2 FY23. Our EV business continues its strong momentum and has posted growth of about 55% year-on-year. In Q2 FY24, we extended our innovative twin-cylinder CNG offering to Tiago, Tigor and Punch, which have been received well by the market. This quarter also saw the launch of the new generation Nexon and Nexon.ev, which have received an overwhelming market response. We had proactively reduced supplies of the outgoing models this quarter to enable a smooth transition to the new generation models. Going forward, with deliveries commencing of our exciting new generation products, we expect stepped up volumes in this festive season and beyond.”

- Ends -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.